UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 7, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On November 7, 2014, Dollar Tree, Inc. (the "Company") issued a press release announcing that the Company has certified substantial compliance with the Request for Additional Information and Documentary Materials ("Second Request") issued by the Federal Trade Commission ("FTC") on September 8, 2014, regarding its proposed acquisition of Family Dollar Stores, Inc. and that the parties have agreed not to close the proposed acquisition prior to December 30, 2014, unless the FTC completes its review of the proposed acquisition and terminates the waiting period at an earlier date. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 27, 2014 Dollar Tree filed with the Securities and Exchange Commission (SEC) amendment no. 3 to the registration statement on Form S-4 that included a preliminary proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has been declared effective by the SEC, and the definitive proxy statement/prospectus is being delivered to stockholders of Family Dollar and was supplemented on November 3, 2014. **INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.** Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Dollar Tree through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's directors and executive officers in its definitive proxy statement filed with the SEC on May 12, 2014 and about Family Dollar's directors and executive officers in its annual report on Form 10-K filed on October 29, 2014. You can obtain free copies of these documents from Dollar Tree using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements," and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014 and August 2, 2014, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	**Description**
99.1	Press Release dated November 7, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 7, 2014   By: /s/ Kevin S. Wampler
                                    Kevin S. Wampler
                                    Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 7, 2014.

Exhibit 99.1



DOLLAR TREE CERTIFIES SUBSTANTIAL COMPLIANCE WITH FTC'S SECOND REQUEST UNDER HSR ACT

CHESAPEAKE, VA - November 7, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, today announced that, as planned, it has certified substantial compliance with the Request for Additional Information and Documentary Materials ("Second Request") issued by the Federal Trade Commission ("FTC") on September 8, 2014, regarding its proposed acquisition ("Proposed Merger") of Family Dollar Stores, Inc. (NYSE: FDO) ("Family Dollar"). Family Dollar previously certified substantial compliance with the FTC on October 21, 2014. In order to facilitate the FTC's review, Dollar Tree and Family Dollar have agreed not to close the Proposed Merger prior to December 30, 2014, unless the FTC completes its review of the Proposed Merger and terminates the waiting period at an earlier date.

The FTC staff's analysis of the Proposed Merger is consistent with the antitrust considerations detailed in Family Dollar's press release on September 5, 2014. The FTC staff has indicated that it is examining whether prices would increase if the parties no longer had to compete with each other, and an important factor in this examination is how prices would change under either of the merging parties' current pricing policies. The FTC staff has also focused on the similarity and differences between the parties' stores and other competing retail chains. The concerns and competitive theories articulated by the FTC staff would require divestitures in connection with the Proposed Merger. As Dollar Tree has previously committed to divest as many stores as necessary to obtain antitrust approval, it remains confident that it will obtain antitrust approval to consummate the Proposed Merger reasonably promptly.

Dollar Tree is committed to cooperating with the FTC's investigation of the Proposed Merger, and providing all of the necessary information for the FTC to advance its review as promptly as practicable. The special meeting of Family Dollar shareholders to vote on the Proposed Merger is currently scheduled for December 11, 2014, and the parties will continue to provide additional information as that date approaches.

About Dollar Tree, Inc.

Dollar Tree, Inc., a Fortune 500 Company, operated 5,166 stores in 48 states and five Canadian Provinces as of August 2, 2014, with total retail selling square footage of 44.8 million. To learn more about the Company, visit www.DollarTree.com.

Investors/Media Contacts:

Investors:
Randy Guiler
Dollar Tree, Inc.
rguiler@dollartree.com
(757) 321-5284

Media:
Debbie Miller / Nathaniel Garnick
Sard Verbinnen & Co
(212) 687-8080

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 27, 2014 Dollar Tree filed with the Securities and Exchange Commission (SEC) amendment no. 3 to the registration statement on Form S-4 that included a preliminary proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has been declared effective by the SEC, and the definitive proxy statement/prospectus is being delivered to stockholders of Family Dollar and was supplemented on November 3, 2014. **INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.** Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Dollar Tree through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's directors and executive officers in its definitive proxy statement filed with the SEC on May 12, 2014 and about Family Dollar's directors and executive officers in its annual report on Form 10-K filed on October 29, 2014. You can obtain free copies of these documents from Dollar Tree using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements," and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014 and August 2, 2014, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.